

SF   19007754



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____08/17/2018____ AND ENDING____12/31/2018____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AQR Investments, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
289244
FIRM I.D. NO.

Two Greenwich Plaza
_____
(No. and Street)

Greenwich	**Connecticut**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Ryan   (203) 742-3940
_____
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
(Name – _if individual, state last, first, middle name_)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)		

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Patrick Ryan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AQR Investments, LLC _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Fairfield County, State of Connecticut
The foregoing instrument was acknowledged before me
this _27TH_ day of _FEBRUARY_, _2019_
by _PATRICK RYAN_

_____ Notary Public
MELISSA BUMBULIS
My commission expires _JUNE 30, 2019_
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQR Investments, LLC
Table of Contents
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Management of AQR Investments, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AQR Investments, LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2019

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AQR Investments, LLC
Statement of Financial Condition

(in thousands of U.S. dollars)		As of December 31, 2018
Assets		
Cash	$	4,175
Due from affiliate		69
Other assets		412
Total assets	$	4,656
Liabilities		
Accrued expenses	$	51
Total liabilities		51
Commitments and contingencies (Note 4)		
Member's equity		
Member's equity		4,605
Total member's equity		4,605
Total liabilities and member's equity	$	4,656

The accompanying notes are an integral part of the statement of financial condition.

AQR Investments, LLC
Notes to Statement of Financial Condition
December 31, 2018

1. **Organization and Business**

   AQR Investments, LLC (the "Company") is a Delaware limited liability company, which was incorporated on March 15, 2017. The Company is wholly owned by AQR Capital Management Holdings (B-D), LLC ("Holdings BD"), a Delaware limited liability company and the sole member of the Company.

   The Company is an affiliate of AQR Capital Management, LLC (the "Adviser"), an investment adviser registered with the United States Securities and Exchange Commission (the "SEC"). The Adviser provides investment management services to its sponsored funds ("AQR Sponsored Funds") and a broad range of clients. AQR Sponsored Funds consist of various investment vehicles from offshore limited partnerships to mutual funds.

   Effective August 17, 2018, the Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company has been registered to perform marketing and placement services for the Adviser with respect to certain AQR Sponsored Funds.

   The Company does not carry margin accounts or handle customer funds or securities. As a result, the Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEA").

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

   Use of Estimates
   The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Affiliated Entities
   The Company considers Holdings BD, the Adviser and the Adviser's affiliates as well as AQR Sponsored Funds to be affiliates.

   Taxes
   The Company is a Delaware single member limited liability company that is disregarded for U.S. tax purposes and is not subject to federal, state or local income taxes. Accordingly, no provision for U.S. federal, state or local income taxes has been recorded.

   Cash
   Cash comprises deposits held at a major financial institution.

(in thousands of U.S. dollars)

Special Reserve Account
The Company is exempt from the requirements of Rule 15c3-3 under the SEA pursuant to paragraph (k)(2)(i) because the Company does not carry margin accounts or handle customer funds or securities. Although the Company does not handle customer funds or securities, in the event that unexpected funds or securities were received, the Company maintains a special reserve account at a major financial institution for the exclusive benefit of customers to maintain compliance with the exemption pursuant to paragraph (k)(2)(i). As of December 31, 2018, the Company's special reserve account balance was $0.

Other Assets
Other assets include prepaid expenses and funds deposited with FINRA to pay for licensing, registration and other related fees.

Recently Adopted Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers,* and subsequently issued several related amendments. This standard provides a comprehensive model for revenue recognition. The standard is effective for interim and annual reporting periods beginning after December 15, 2017. This standard has been adopted by the Company, using the modified retrospective method, and is effective as of December 31, 2018. The adoption of this standard did not impact the Company's statement of financial condition.

Recent Accounting Standard Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, *Leases.* The standard requires operating lease lessees to recognize lease assets and lease liabilities on the statement of financial condition. However, for leases with a term of twelve months or less, a lessee is permitted to make an election not to recognize lease assets and lease liabilities. The standard is effective for interim and annual reporting periods beginning after December 15, 2018. The Company does not expect the adoption of this standard to have a material impact on its statement of financial condition.

3.   **Related Party Transactions**

The Company earns fees from the Adviser pursuant to an engagement letter (the "EL").

The Company has an expense sharing agreement (the "ESA") with the Adviser whereby expenses, which include compensation and benefits expense, rent and occupancy related expenses, information technology costs, information and communication expenses, and other corporate expenses, relating to certain services provided by the Adviser's employees, in their capacity as associated persons of the Company, are paid by the Adviser and allocated to the Company.

The Company has an outsourcing agreement (the "OSA") with the Adviser whereby the Adviser is engaged to provide certain general support services, including human resources, information technology, and corporate finance, to the Company.

As of December 31, 2018, the Company had $69 due from the Adviser, which represents the net balance due as a result of the transactions from the EL, ESA and OSA.

(in thousands of U.S. dollars)

4. Commitments and Contingencies

In the normal course of business, the Company may be involved in litigation. As of December 31, 2018, the Company was not involved in any litigation.

5. Member's Equity

The Company maintains a capital account for its sole member, Holdings BD. The capital account is increased by the sum of capital contributions made and/or allocation of net income and reduced by the sum of distributions or allocation of losses, if any.

6. Net Capital Requirements

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the SEA ("Net Capital Rule"). The Company has elected to use the alternative standard as permitted under the Net Capital Rule. As such, the Company is subject to a minimum net capital requirement equivalent to the greater of $250 or 2 percent of aggregate debit items, as defined.

As of December 31, 2018, the Company's net capital of $4,124, as defined, was $3,874 in excess of its required minimum net capital of $250.

7. Subsequent Events

Management has evaluated events that have occurred subsequent to December 31, 2018 through February 27, 2019, the date the statement of financial condition was available to be issued, and has determined that no items require adjustment to, or disclosure in, the statement of financial condition.